Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE RESIGNATION OF CARSTEN MORTENSEN AND APPOINTMENT OF ANDERS ONARHEIM TO ITS BOARD OF DIRECTORS

HAMILTON, BERMUDA, October 3, 2018 - DHT Holdings, Inc. (NYSE:DHT) ("DHT" or the "Company") today announced that Mr. Carsten Mortensen has resigned from the Company’s board of directors and that the Company has appointed Mr. Anders Onarheim to its board of directors, effective immediately, as a Class III Director with a term expiring at the Company's 2021 annual meeting of shareholders.

Mr. Anders Onarheim has more than 30 years of experience from the capital markets, both in Norway and internationally.  His experience includes 16 years at Carnegie Investment Bank in Norway, where he served as Managing Director and then CEO, as well as several years as Executive Director in the investment banking division of Goldman Sachs in London, and as Vice President of institutional sales at Merrill Lynch in New York and London.  He has held a number of board directorships within both industrial companies and investment firms.  Current directorships include North Energy ASA, Reach Subsea ASA and BW LPG.  He holds an MBA from Washington University of St. Louis where he graduated in 1986.  Mr. Onarheim is a Norwegian citizen and resident.

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 24, 2018.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 299 4981 and +47 984 39 935
E-mail: lch@dhtankers.com